UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 29, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Clearwire Corporation

File No. 001-34196 - CF# 28953

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       Clearwire Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 26, 2012.

       Based on representations by Clearwire Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through November 28, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Kathleen Krebs
              Special Counsel